Exhibit (a)(5)(B)

Navios Maritime Holdings Inc. Announces

Increase in Consideration and

Extension of Time Under Exchange Offer

MONACO, February 4, 2019—Navios Maritime Holdings Inc. (“Navios Holdings” or the “Company”) previously launched an exchange offer and consent solicitation (the “Exchange Offer”) to exchange cash and/or newly issued 9.75% Senior Notes due 2024 (the “Notes”) for approximately 66 2/3% of each of the outstanding American Depositary Shares, each representing 1/100th of a share of 8.75% Series G Cumulative Redeemable Perpetual Preferred Stock (the “Series G ADSs”) and 8.625% Series H Cumulative Redeemable Perpetual Preferred Stock (the “Series H ADSs”).

Amended Offer

The Company announced that it increased the exchange consideration to ADS holders and extended the expiration date of the Exchange Offer through 11:59 pm on Friday, February 15, 2019 (the “Expiration Date”).

The amended terms of the Exchange Offer provide as follows:

Series G ADSs

•	For shares of Series G ADS surrendered, the Company is offering:

•	$7.25 in cash and/or

•	$8.28 principal amount of the Notes

•	The revised consideration represents an increase of (1) $2.42 per share in cash and (2) $2.76 per share in Notes.

•	The revised consideration also represents a premium of (1) 110% per share in cash and (2) 140% per share in Notes to the unaffected share price at the launch of the exchange offer

Series H ADSs

•	For shares of Series H ADS surrendered, the Company is offering:

•	$7.16 in cash and/or

•	$8.19 principal amount of the Notes

•	The revised consideration represents an increase of (1) $2.39 per share in cash and (2) $2.73 per share in Notes.

•	The revised consideration also represents a premium of (1) 110% per share in cash and (2) 140% per share in Notes to the unaffected share price at the launch of the exchange offer

Extension and Other Considerations

Holders may elect to tender any portion of their Series G ADSs or Series H ADSs for cash and any portion for Notes, provided that no more than 50% of the Series G ADSs, as a class, tendered will receive cash, and no more than 50% of the Series H ADSs, as a class, tendered will receive cash. Any holders of Series G ADSs or Series H ADSs tendered in excess of this limitation will be deemed to have elected to receive Notes instead on a pro rata basis.

No more than $7.8 million of Notes will be issued as consideration for Series G ADSs and no more than $7.8 million of Notes will be issued as consideration for Series H ADSs and any Series G ADSs or Series H ADSs tendered in excess of this limitation will be deemed to have made a cash election instead.

If all conditions to the Exchange Offer are satisfied or waived, the Company will acquire up to 946,100 tendered Series G ADSs (approximately 66 2/3%) and up to 1,907,600 Series H ADSs (approximately 66 2/3%). If either or both Series G ADSs and Series H ADSs are validly tendered and not properly withdrawn in excess of the number of Series G ADSs or Series H ADSs set forth above that the Company is seeking in the Exchange Offer, they will be subject to the tender acceptance proration procedures described in the Prospectus (as defined below).

Fractional interest in the Notes will not be issued for Series G ADSs or Series H ADSs. Instead, any holder who would otherwise receive a fractional interest in the Notes will have its distribution of Notes rounded down to the nearest $25.00 denomination and will receive a cash payment equal to the principal amount of the fractional interest. If you have already tendered your ADSs in the Exchange Offer you do not need to take further action to receive the increased consideration.

As of 5:00 p.m. New York City time on February 1, 2019, 420,206 Series G ADSs and 665,475 Series H ADSs had been validly tendered for exchange for cash and/or Notes in the Exchange Offer and were not validly withdrawn. Holders who wish to tender their Series G ADSs and Series H ADSs must deliver, or cause to be delivered, their ADSs and other required documents to the exchange agent before the Expiration Date.

Complete Terms and Conditions

Georgeson LLC is acting as the Information Agent for the Exchange Offer.

The Bank of New York Mellon is acting as the Exchange Agent and Depositary for the Exchange Offer.

The complete terms and conditions of the Exchange Offer and Consent Solicitation are set forth in the Prospectus, as supplemented by Amendment No. 1 to the Schedule TO filed on January 25, 2019 and this press release (the “Offering Materials”).

Copies of the Offering Materials may also be obtained from the Information Agent upon request:

Georgeson LLC

Call Toll-Free (888) 566-3252

Contact via E-mail at: Navios@georgeson.com

Important Notices and Additional Information

This press release is for informational purposes only. This press release is neither an offer to purchase nor a solicitation to buy any of the existing Series G ADSs or Series H ADSs or the underlying preferred shares of the Series G ADSs or Series H ADSs. This press release shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale is unlawful. In connection with the Exchange Offer and Consent Solicitation, the Company has filed with the SEC a Registration Statement on Form F-4 that includes a Prospectus, as it may be amended or supplemented, (the “Prospectus”) and other Exchange Offer and Consent Solicitation related documents, which fully describe the terms and condition of the Exchange Offer and Consent Solicitation. The Company is making the Exchange Offer and Consent Solicitation only by, and pursuant to the terms of, the Prospectus. The Exchange Offer and Consent Solicitation are not being made in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. None of the Company, the Information Agent or the Exchange Agent for the Exchange Offer and Consent Solicitation makes any recommendation in connection with the Exchange Offer and Consent Solicitation. The Company urges holders of Series G ADSs and Series H ADSs to read the registration statement, the Prospectus, and related financial disclosures (including all amendments and supplements) and to consult with their tax, financial, etc. advisors before making any investment decision.

Dealer Solicitation Fee

Upon the terms and conditions of the Exchange Offer and Consent Solicitation set forth in the Prospectus, with respect to any tender and acceptance of Series G ADSs or Series H ADSs, the Company will pay soliciting dealers a fee of 2.0% of the original liquidation preference ($25.00) applicable to each Series G ADS and Series H ADS tendered. In order to be eligible to receive the soliciting dealer fee, a properly completed soliciting dealer form must be delivered by the relevant soliciting dealer to the Exchange Agent prior to the Expiration Date.

About Navios Maritime Holdings Inc.

Navios Maritime Holdings Inc. (NYSE:NM) is a global, vertically integrated seaborne shipping and logistics company focused on the transport and transshipment of drybulk commodities including iron ore, coal and grain. For more information about Navios Holdings please visit the Company’s website: www.navios.com.

Forward-Looking Statements

This press release contains forward-looking statements concerning future events and expectations including with respect to the completion of the Exchange Offer. Although Navios Holdings believes that the expectations reflected in such forward-looking statements are reasonable at the time made, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Holdings. Actual results may differ materially from those expressed or implied by such forward-looking statements. Navios Holdings expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Holdings’ expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Contact

Navios Maritime Holdings Inc.

+1.212.906.8643